                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities and Exchange Act of 1934

For the month of November and December, 2001


          API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                    Form 20-F   X      Form 40-F
                             -------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                      Yes:               No:    X
                           -------           -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ----------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     API ELECTRONICS GROUP INC.
                                     (Formerly Investorlinks.com Inc.)

Date:    December 11, 2001           By: /s/ Jason DeZwirek
         ------------------              --------------------------------------
                                         Jason DeZwirek, Chairman of the Board,
                                         Executive V.P., Secretary and Director

                       API ELECTRONICS NAMES NEW CHAIRMAN
                                  OF THE BOARD

NEW YORK, November 29, 2001 - API Electronics [OTCBB: APIEF], a leading supplier of power semiconductors primarily for the defense industry, today announced the appointment of Mr. Jason DeZwirek as Chairman of the Board. He replaces Phillip DeZwirek, who becomes Vice Chair of the company.

Jason DeZwirek has been an executive with API for five years, most recently serving as Vice-President. In addition, he has an extensive background in business management and e-commerce and is the Founder and President of Kaboose.com, a company engaged in the development of interactive educational content.

Mr. Phillip DeZwirek welcomed the appointment of his successor. "We are very pleased that Jason has agreed to take on this role at such an important time in API's history. His technology experience, coupled with his business and management expertise, made him the perfect choice for API Electronics."

ABOUT API ELECTRONICS:

As the leading provider of custom replacement parts, API Electronics Group Inc. is meeting critical demands for extremely high quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing these top of the line components for military, aerospace and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world. API's operations originate from its wholly-owned, state-of-the-art 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.
                                     - 30 -

MEDIA RELATIONS CONTACT:                       INVESTOR RELATIONS CONTACT:
Primoris Group                                 Primoris Group
Corporate Communications                       Investor Relations
Tel: 1-877-API-0-API (274-0274)                Tel: 1-877-API-0-API (274-0274)
api@primorisgroup.com                          api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

                API ELECTRONICS SHIPS LARGEST MILITARY ORDER EVER

NEW YORK, December 4, 2001 - API Electronics Group Inc. (OTCBB:APIEF) has shipped its largest order ever to the U.S. Military Electronics Supply Center. The government ordered more than 100 hybrid micro-electronic circuits for an unidentified military application. API President and COO Tom Mills says orders for critical replacement parts, including semiconductors, transistors, diodes, capacitors and circuits, are "getting bigger and more frequent", and he expects a significant increase in demand as government policies evolve and military activity increases both at home and abroad. API is the sole manufacturer of many electronic components vital to the reliable performance of high-value military assets, such as fighter jets, heavy bombers and battle tanks.

"We believe the size of this order reinforces the fact that the U.S. military has faith in our company and our products," says Mills. "Due to the unique costing structure in our industry, we cannot publicly disclose the financial terms of this specific order, although I can say that it is substantially larger than any previous single military delivery in our 20 year operating history. And, given that profit margins in our sector are very favorable, an order of this magnitude represents a significant achievement for API and adds considerable value for our shareholders."

Since original electronics manufacturers abandoned the military to focus on the broader consumer market at the end of the Cold War, API has carved out a lucrative niche market for itself. The company's reputation for high quality work and rigorous testing has led to orders from major defense contractors such as Honeywell/Allied Signal, Lockheed Martin and Litton Systems.

API is also seeing a significant increase in orders from aircraft manufacturers.

"We expect a significant trickle down effect from the recently announced $200-million Lockheed Martin contract," says Mills. "Our suppressors, for example, are in great demand because they are the only ones that are flexible enough to fit into the relays used in fighter aircraft."

Mills says API has already seen a 50% increase in demand for suppressors used in the aerospace industry and he expects similar increases over the next decade.

ABOUT API ELECTRONICS:

As the leading provider of custom replacement parts, API Electronics Group Inc. is meeting critical demands for extremely high quality semiconductors and microelectronic circuits with precisely defined functional capabilities. API has been providing these top of the line components for military, aerospace and commercial markets for over 20 years. The company boasts a growing list of blue chip customers, including Honeywell/Allied Signal, Lockheed Martin, Litton Systems, and numerous other top technology-based firms around the world. API's operations originate from its wholly-owned, state-of-the-art 15,000-sq-ft technology and manufacturing facility in Hauppauge, New York. API Electronics trades on the OTC Bulletin Board under the symbol APIEF. For further information about API Electronics, please visit the company's website at www.apielectronics.com.
                                     - 30 -

MEDIA RELATIONS CONTACT:                       INVESTOR RELATIONS CONTACT:
Primoris Group                                 Primoris Group
Corporate Communications                       Investor Relations
Tel: 1-877-API-0-API (274-0274)                Tel: 1-877-API-0-API (274-0274)
api@primorisgroup.com                          api@primorisgroup.com

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API's Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.